Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

PROPOSED APPOINTMENT OF SUPERVISOR

The supervisory committee (the “Supervisory Committee”) of China Southern Airlines Company Limited (the “Company”) announces that, on 29 October 2021, the Supervisory Committee resolved to propose to appoint Mr. Ren Ji Dong (“Mr. Ren”) as a shareholder representative supervisor of the 9th session of the Supervisory Committee (the “Proposed Appointment”).

In accordance with the articles of association of the Company, the Proposed Appointment is subject to the approval by the shareholders of the Company (“Shareholders”) at the general meeting of the Company. Upon due appointment of Mr. Ren, he will enter into a service contract with the Company and shall hold his office until the expiration of the term of the current session of the Supervisory Committee.

The biographical details of Mr. Ren are as follows:

Mr. Ren Ji Dong, male, born in January 1965 (aged 56), Bachelor of Engineering, graduated from Power Engineering Department of Nanjing University of Aeronautics and Astronautics with a bachelor’s degree, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in August 1986 and joined the Chinese Communist Party in June 1986. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) and the Deputy General Manager and a member of the Standing Committee of the CPC of Xinjiang Airlines. He acted as the Party Secretary and Deputy General Manager of CSAH Xinjiang Company from June 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005, a member of the Standing Committee of the CPC of the Company from February 2005, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from March 2005, a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007, a member of the Standing Committee of the CPC of the Company from April 2009, Deputy General Manager and a member of the Standing Committee of the CPC of the Company from May 2009 and the Executive Vice President of the Company from July 2018, Chairman of the Labor Union of China Southern Air Holding Company Limited and Chairman of the Labor Union of the Company from August 2021.

Pursuant to the “Administrative Measures on Supervisors’ Remuneration of China Southern Airlines Company Limited”, the emolument of a supervisor is determined with reference to the responsibilities, risk and contributions of his/her position. Mr. Ren will not receive any remuneration from the Company for his role as a supervisor of the Company.

As at the date of this announcement, save as disclosed, Mr. Ren (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any directors, supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no other matter that need to be brought to the attention of the Shareholders in connection with the Proposed Appointment, nor is there any other information to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

A circular containing, among others, further details of the Proposed Appointment together with the notice of the extraordinary general meeting of the Company will be despatched to the Shareholders in due time.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

29 October 2021

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.